Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−12
of the Securities Exchange Act of 1934
Subject Company: DIRECTV
Commission File No.: 1-34554

BEFORE THE ARIZONA CORPORATION COMMISSION
COMMISSIONERS

BOB STUMP, Chairman
GARY PIERCE
BRENDA BURNS
BOB BURNS
SUSAN BITTER SMITH

IN THE MATTER OF THE APPLICATION OF AT&T CORP. AND TELEPORT COMMUNICATIONS OF AMERICA, LLC FOR A LIMITED WAIVER OF THE AFFILIATED INTEREST RULES PURSUANT TO A.A.C. R14-2-806	Docket Nos. T-20872A-14-____ T-20874A-14-____ WAIVER APPLICATION

Pursuant to A.A.C. R14-2-801, et seq. (the “Affiliated Interest Rules”), AT&T Corp. and Teleport Communications of America, LLC, on behalf of their parent corporation, AT&T Inc. (“AT&T”), seek a Limited Waiver of the Affiliated Interest Rules in relation to AT&T’s proposed acquisition of DIRECTV (the “Transaction”).
Pursuant to A.A.C. R14-2-806, the limited waiver should be granted because the Transaction (1) will benefit Arizona customers, (2) presents no risks for, or impacts on, AT&T’s Arizona operating subsidiaries and (3) the waiver will conserve the Commission’s and parties’ resources. The Commission, therefore, should grant this Application seeking a waiver of the R14-2-803 notice of intent requirements as they may apply to the Transaction described herein.  Alternately, AT&T requests that the Commission take no action on this Application, in which event the waiver will become effective on July 15, 2014 under the provisions of R14-2-806.C.1

1 The 30th day following filing of this Application is July 12, 2014.  However, because that day is a Saturday, the deadline is extended to the following Monday, July 14, 2014, pursuant to Arizona Rule of Civil Procedure, Rule 6(a).  Accordingly, the efficacy date will be the following day, Tuesday, July 15, 2014.

AT&T AND ITS AFFILIATES

AT&T is a Delaware corporation with headquarters at 208 S. Akard Street, Dallas, Texas 75202.  Through its subsidiaries, AT&T provides wireless, high-speed Internet, local and long distance voice, mobile broadband and Wi-Fi services, and advanced TV services in the United States, as well as worldwide wireless coverage and IP-based business communications services.2
As relevant to the Affiliate Interests Rules, AT&T is the holding company parent of AT&T Corp. [Docket No. T-20872A] and Teleport Communications of America, LLC [Docket No. T-20874A] (collectively, the “Applicants”).3  Neither of the Applicants is an incumbent local exchange carrier.  Instead, they are authorized to provide competitive local exchange services along with more than 60 other CLECs in our state.  The acquisition of DIRECTV will not change the Applicants’ ownership or operation.  Their position in the AT&T corporate structure will be unaffected by the Transaction.  In addition, the Transaction will have no impact on the rates and tariffs of these companies in Arizona.

DESCRIPTION OF THE TRANSACTION

AT&T has agreed to acquire DIRECTV for cash and AT&T stock.  At closing, Steam Merger Sub L.L.C. (“Merger Sub”), a newly formed, wholly-owned subsidiary of AT&T, will merge with DIRECTV, with Merger Sub as the surviving entity.  As a result, DIRECTV will become a wholly-owned subsidiary of AT&T.  The merger is subject to approval by DIRECTV’s

2 See AT&T Inc., Annual Report (Form 10-K), at 1-2 (Feb. 24, 2013), which can be accessed online at http://www.att.com/Investor/ATT_Annual.

3 AT&T is also the holding company parent of SBC Long Distance, LLC, SNET America, Inc., and BellSouth Long Distance, none of which qualify as a Class A utility under A.A.C. R14-2-103(A)(3)(q).  These three subsidiaries and the Applicants are collectively referred to as the “Arizona Operating Subsidiaries.”  In addition to its Arizona Operating Subsidiaries, AT&T provides wireless services through AT&T Mobility f/k/a Cingular Wireless throughout the United States and, in Arizona, through New Cingular Wireless PCS, LLC (“New Cingular”).

shareholders as well as consents from the Federal Communications Commission and certain state and foreign governmental entities.  Post-merger, DIRECTV shareholders, in the aggregate, will own approximately 15% of AT&T shares, based in part on the price and number of AT&T shares outstanding as of the time of closing.  Also, post-merger, Merger Sub will be renamed and operate as “DIRECTV.”

BENEFITS OF THE TRANSACTION

The Transaction brings a number of merger-specific benefits.  The combined company will create a new competitor offering a greater array of innovative broadband, video and mobile services to consumers.
DIRECTV is a premier satellite video provider, providing services across the United States and in Latin America.  It offers a wide selection of programing and utilizes some of the best technology available for delivering and viewing high-quality video on any device.  Combining DIRECTV’s established programming expertise, technologies and services with AT&T’s nationwide broadband (both wired and wireless) networks will create a strong competitor that delivers consumers an attractive combination of broadband, video and wireless services.  Consumers will benefit from new and better video services and bundles of services.

EFFECT OF THE TRANSACTION IN ARIZONA

There will be no change in the ownership of the Arizona Operating Subsidiaries as a result of the Transaction.  The Transaction involves no financing commitments or requirements by the Arizona Operating Subsidiaries.  Accordingly, neither the assets nor the equity capital of the Arizona Operating Subsidiaries will be pledged, encumbered or otherwise affected.  The Transaction will not change the current method of tax allocation to the Arizona Operating Subsidiaries.  It also will have no impact on the Arizona Operating Subsidiaries’ access to, or cost of, capital.  They will continue to have the same access to funding from AT&T as they do now.  Finally, the Transaction will not impact customer service levels or any other operational matters of the Arizona Operating Subsidiaries.

WHEREFORE, having fully stated their Application, the Applicants, on behalf of AT&T, request that the Commission – either affirmatively or by operation of law – grant a Limited Waiver of the Affiliated Interest Rules in connection with the Transaction described herein.  In the event that the Commission takes no action on this Application, the waiver will become effective on July 15, 2014 pursuant to the provisions of R14-2-806.C.

RESPECTFULLY SUBMITTED this 12th day of June, 2014.

GALLAGHER & KENNEDY, P.A.

By____________________________
Michael M. Grant
Jennifer A. Cranston
2575 East Camelback Road
Phoenix, Arizona  85016-9225
Attorneys for AT&T

Original and 15 copies filed this
12th day of  June, 2014, with:

Docket Control
Arizona Corporation Commission
1200 West Washington Street
Phoenix, Arizona 85007

Copies of the foregoing delivered
this 12th day of June, 2014, to:

Commissioner, Bob Stump, Chairman
Arizona Corporation Commission
1200 West Washington Street
Phoenix, Arizona 85007

Commissioner Gary Pierce
Arizona Corporation Commission
1200 West Washington Street
Phoenix, Arizona 85007

Commissioner Brenda Burns
Arizona Corporation Commission
1200 West Washington Street
Phoenix, Arizona 85007

Commissioner Bob Burns
Arizona Corporation Commission
1200 West Washington Street
Phoenix, Arizona 85007

Commissioner Susan Bitter Smith
Arizona Corporation Commission
1200 West Washington Street
Phoenix, Arizona 85007

Steve Olea, Director
Utilities Division
Arizona Corporation Commission
1200 West Washington Street
Phoenix, Arizona 85007

Elijah Abinah
Utilities Division
Arizona Corporation Commission
1200 West Washington Street
Phoenix, Arizona 85007

John Le Sueur
Utilities Division
Arizona Corporation Commission
1200 West Washington Street
Phoenix, Arizona 85007

___________________________
17840-33/4218929v3

VERIFICATION

    I, Jose Menchaca, declare the following:

I am the Managing Director-Corporate Development of AT&T Management Services, L.P., a subsidiary of AT&T Inc., the parent company of the Applicants in this matter, and am authorized to make this verification.  I have personal knowledge of the facts stated in the Application for a Limited Waiver of the Affiliated Interest Rules Pursuant to R14-2-806, and, to the best of my knowledge, information and belief, such facts are true.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this ____day of June, 2014.

AT&T Inc.

By: AT&T Management Services, L.P.

By: ______________________________
   Jose Menchaca

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.